Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 31, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on December 31, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated December 30, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
December 31, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Company entered into with CLIC the Confirmation Letter on December 30, 2008, whereby both parties confirmed the renewal of the Policy Management Agreement to December 31, 2011. In addition, AMC entered into with the Company and CLIC the Renewed Company Asset Management Agreement and the Renewed CLIC Asset Management Agreement, respectively, on December 30, 2008.

CLIC is a connected person of the Company by virtue of it being a controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the annual consideration payable for each of the Continuing Connected Transactions represents less than 2.5% of the applicable percentage ratios, as defined in the Listing Rules, each of the Continuing Connected Transactions falls within Rule 14A.34 of the Listing Rules and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval requirements under the Listing Rules.

INTRODUCTION

As disclosed in the announcement of the Company dated December 29, 2005, the Company entered into the Policy Management Agreement with CLIC on December 24, 2005. In addition, AMC entered into with the Company and CLIC the Company Asset Management Agreement and the CLIC Asset Management Agreement on December 29, 2005 and December 27, 2005, respectively. The transactions contemplated under such agreements constituted continuing connected transactions of the Company under the Listing Rules.

Each of the above agreements will expire on December 31, 2008. The Company entered into with CLIC the Confirmation Letter on December 30, 2008, whereby both parties confirmed the renewal of the Policy Management Agreement to December 31, 2011. In addition, AMC entered into with the Company and CLIC the Renewed Company Asset Management Agreement and the Renewed CLIC Asset Management Agreement, respectively, on December 30, 2008.

Commission File Number 001-31914

CLIC is a connected person of the Company by virtue of it being a controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules. Given that the annual consideration payable for each of the Continuing Connected Transactions represents less than 2.5% of the applicable percentage ratios of the Company, as defined in the Listing Rules, each of the Continuing Connected Transactions falls within Rule 14A.34 of the Listing Rules and is only subject to reporting, announcement and annual review requirements under the Listing Rules and is exempt from independent shareholders’ approval requirements under the Listing Rules.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

Policy Management Agreement and the Confirmation Letter

Policy Management Agreement

In contemplation of the listing of the Company on the Stock Exchange in 2003, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of the Company’s customer service network and increase the Company’s revenue sources, CLIC engaged the Company to provide policy administration services relating to the non-transferred policies.

The Company and CLIC entered into the Policy Management Agreement on December 24, 2005.

Scope of services

Pursuant to the Policy Management Agreement, the Company agrees to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

Service fee

In consideration of the services provided by the Company under the Policy Management Agreement, CLIC will pay a service fee in cash to the Company on a semi-annual basis, based on the estimated cost to the Company of providing the services, to which a profit margin is added. The calculation method of the service fee equals to, for each semi-annual payment period, the sum of (1) the number of nontransferred policies in force as of the last day of the period, multiplied by RMB8.0; and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. For these purposes, the number of policies in force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

Term and termination

The Policy Management Agreement is for a term of three year effective from January 1, 2006 and expiring on December 31, 2008, and, subject to the Listing Rules, will be renewed for successive three year term, unless terminated by either party by giving to the

Commission File Number 001-31914

other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term. The agreement may also be terminated by either party by giving to the other party not less than 90 days’ prior written notice to terminate the agreement at any time during its term. The Company is also permitted to terminate the agreement, upon giving 30 days’ prior written notice, if (1) CLIC fails to pay the service fee in accordance with the agreement in an aggregate amount of at least RMB100 million; or (2) it is unable to make timely payment of insurance benefits and claims, commissions and/or third-party costs in an aggregate amount of at least RMB300 million as a result of CLIC failing to transfer sufficient funds to an account controlled by the Company in accordance with the Policy Management Agreement.

The Confirmation Letter

The Company and CLIC entered into the Confirmation Letter on December 30, 2008, pursuant to which both parties confirmed the renewal of the Policy Management Agreement to December 31, 2011 in accordance with the automatic renewal provision in the Policy Management Agreement. All other terms and conditions of the Policy Management Agreement will remain the same.

Cap Amount

Historical figures

The service fees paid by CLIC to the Company pursuant to the Policy Management Agreement for the years ended December 31, 2006 and 2007 and the six month period ended June 30, 2008 are as follows:

Period	Amount of Service Fees Paid
(RMB in million)
Year ended December 31, 2006	1,555
Year ended December 31, 2007	1,426
Six months ended June 30, 2008	647

Cap Amount

The annual cap in respect of the service fees to be paid by CLIC to the Company under the Policy Management Agreement (and the Confirmation Letter) for each of the three years ending December 31, 2011 is RMB1,402 million.

The service fees payable under the Policy Management Agreement is determined based on the estimated cost of the Company in providing the services, to which a profit margin is added. The service fee was agreed between the Company and CLIC after arm’s length discussions. In addition, in determining the annual cap, the Company has taken into account the deviation in calculating the number of nontransferred policies serviced under the Policy Management Agreement and the estimated number of lapsed non-transferred policies which may be reinstated each year.

Commission File Number 001-31914

Renewed Company Asset Management Agreement

Company Asset Management Agreement

AMC, a subsidiary of the Company, entered into the Company Asset Management Agreement with the Company on December 29, 2005.

Under the Company Asset Management Agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines and instructions given by the Company. The Company Asset Management Agreement will expire on December 31, 2008.

Renewed Company Asset Management Agreement

The Company and AMC entered into the Renewed Company Asset Management Agreement on December 30, 2008.

Scope of Services

In accordance with the Renewed Company Asset Management Agreement, AMC agrees to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines and instructions given by the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. The Company may add to or withdraw from the assets managed by AMC pursuant to the agreement. All investment interests and losses relating to the assets managed by AMC pursuant to the agreement will be retained and borne by the Company (as the case may be). The Company has the right to establish, and amend the investment guidelines (relating to the scope, type, proportion of investment, investment restrictions and conditions, counter parties of the transactions, risk tolerance, target rate of return and investment criteria) as needed. The Company also has the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agrees to pay AMC in cash a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee is payable annually and is calculated with reference to the fixed service fee per annum and the results of the annual appraisal of AMC conducted by the Company.

The service fees under the Renewed Company Asset Management Agreement were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Term and termination

The Renewed Company Asset Management Agreement is for a term of one year effective from January 1, 2009 and expiring on December 31, 2009, and subject to the Listing Rules, will be renewed for another one year, unless terminated by either party giving to the other party not less than 90 days’ prior written notice to terminate the agreement at the expiration of the then current term.

Commission File Number 001-31914

Cap Amount

Historical figures

The service fees paid by the Company to AMC pursuant to the Company Asset Management Agreement for the years ended December 31, 2006 and 2007 and the six month period ended June 30, 2008 were as follows:

Period	Amount of Service Fees Paid by the Company
(RMB in million)
Year ended December 31, 2006	283
Year ended December 31, 2007	390
Six months ended June 30, 2008	195

Cap Amount

The annual cap in respect of the service fees to be paid by the Company to AMC under the Renewed Company Asset Management Agreement for the year ending December 31, 2009 is RMB800 million.

The above annual caps have been determined by reference to the historical figures, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market. As disclosed in the announcement of the Company dated December 20, 2007, the Company renewed the Company Asset Management Agreement for a term of one year from January 1, 2008 to December 31, 2008 and set the 2008 annual cap at RMB700 million. The basis of setting the 2009 annual cap is in line with that of the 2008 annual cap.

Renewed CLIC Asset Management Agreement

CLIC Asset Management Agreement

AMC has entered into the CLIC Asset Management Agreement with CLIC on December 27, 2005.

Under the CLIC Asset Management Agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. The CLIC Asset Management Agreement will expire on December 31, 2008.

Renewed CLIC Asset Management Agreement

CLIC and AMC entered into the Renewed CLIC Asset Management Agreement on December 30, 2008.

Scope of Services

In accordance with the Renewed CLIC Asset Management Agreement, AMC agrees to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines and instructions given by the Company. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC.

Commission File Number 001-31914

CLIC may add to or withdraw from the assets managed by AMC pursuant to the agreement. CLIC has the right to establish, and amend the investment guidelines (relating to, for example, the purpose, scope, proportion of strategic investment, cash inflow and outflow forecast and liquidity requirement and risk control requirement), as needed. CLIC also has the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by CLIC under the Renewed CLIC Asset Management Agreement, CLIC agreed to pay AMC a service fee in cash at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12.

The service fees under the Renewed CLIC Asset Management Agreement were determined by CLIC and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Term and termination

The Renewed CLIC Asset Management Agreement is for a term of three years, effective from January 1, 2009 and expiring on December 31, 2011. The parties will negotiate the terms of renewal of the agreement 90 days prior to its termination.

Cap Amount

Historical figures

The service fees paid by CLIC to AMC pursuant to the CLIC Asset Management Agreement for the years ended December 31, 2006 and 2007 and the six month period ended June 30, 2008 were as follows:

Period	Amount of Service Fees Paid by CLIC
(RMB in million)
Year ended December 31, 2006	84
Year ended December 31, 2007	104
Six months ended June 30, 2008	189

Cap Amount

The annual caps in respect of the service fees to be paid by CLIC to AMC under the Renewed CLIC Asset Management Agreement for each of the three years ending December 31, 2011 are RMB280 million, RMB290 million and RMB300 million, respectively.

In determining the above annual caps, the parties have taken into account the historical figures and the size and composition of the assets managed and to be managed by AMC.

Commission File Number 001-31914

REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS

Taking into account the past performance and historical relationship between the counterparties of each of the Continuing Connected Transactions, the parties consider it appropriate to continue the Continuing Connected Transactions by entering into the Confirmation Letter, the Renewed Company Asset Management Agreement and the Renewed CLIC Asset Management Agreement.

The Directors, including the independent non-executive Directors, are of the opinion that all the Continuing Connected Transactions have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the annual caps of each of Continuing Connected Transactions are fair and reasonable.

INFORMATION ON THE COMPANY, CLIC AND AMC

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies.

CLIC, being the controlling shareholder, offers insurance policies to groups and individuals, which are managed by the Company under the Policy Management Agreement.

The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management.

DEFINITIONS

“AMC”	(China Life Insurance Asset Management Company Limited), established by the Company and CLIC on November 23, 2003, a 60% owned subsidiary of the Company

“Board”	the board of Directors of the Company

“CLIC”	(China Life Insurance (Group) Company), a stateowned enterprise established under the laws of the PRC

“CLIC Asset Management Agreement”	the asset management agreement entered into between CLIC and AMC on December 27, 2005

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company Asset Management Agreement”	the asset management agreement entered into between the Company and AMC on December 29, 2005

Commission File Number 001-31914

“connected person”	has the meaning given to it under the Listing Rules

“Continuing Connected Transactions”	the transactions contemplated under the Policy Management Agreement (and the Confirmation Letter), the Renewed Company Asset Management Agreement and the Renewed CLIC Asset Management Agreement

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Policy Management Agreement”	the policy management agreement entered into between the Company and CLIC on December 24, 2005

“PRC”	the People’s Republic of China, but for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“Renewed CLIC Asset Management Agreement”	the renewed asset management agreement entered into between CLIC and AMC on December 30, 2008

“Renewed Company Asset Management Agreement”	the renewed asset management agreement entered into between the Company and AMC on December 30, 2008

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Confirmation Letter”	the confirmation letter in relation to the renewal of the Policy Management Agreement entered into between the Company and CLIC on December 30, 2008

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Commission File Number 001-31914

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, December 30, 2008